2831 St. Rose Parkway

Suite # 297

Henderson, NV 89052

415-990-8141

www.maptelligent.com

Kevin Dougherty

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Maptelligent, Inc.
Offering Statement on Form 1-A
Filed: February 2, 2021
Response Dated: March 25, 2021
File No. 024-11435

March 25, 2021

Dear Mr. Dougherty,

This letter sets forth the response of Maptelligent, Inc., (“MAPT” or the “Company”) to the Staff’s comment letter dated March 22, 2021.

1.

Amendment No. 1 to Form 1-A filed March 10, 2021 Summary, page 7 1. We note that in response to comment 2, you removed the reference to an exclusive license agreement with GEOcommand being the basis for your intention to provide a multi-layer geographic information system. On page 34, we note that you added disclosure that you no longer intend to enter into a license agreement with GEOcommand. We further note that Albert Koenigsberg, the founder and president of GEOcommand, has resigned from your company. Without any license agreement to the software being developed by GEOcommand, please explain the basis for your current business plan and what "assets" ultimately were acquired in the asset purchase agreement with GEOcommand.

Response: When we acquired GEOcommand we acquired its research, development of the products and services and a license agreement with Environmental Systems Research Institute, Inc., which the software was based on. The Company has since renewed its agreement with ESRI, is basing its new products and services off of that agreement, and has described this agreement and attached it to the Offering Circular.

2.

Similarly, you continue to discuss in detail the history and development of GEOcommand. If you no longer have any license or other agreement to access the software and products being developed by GEOcommand, please revise to eliminate any language that could result in any reader confusion regarding the nature of your current business plan or could imply that there is any continuing connection to GEOcommand or its products if there is none.

Response: The Company has revised its business plan to clarify its business strategy.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (415) 990-8141 or Andrew Coldicutt of the Law Office of Andrew Coldicutt at (619) 228-4970. Thank you for your attention to this matter.

Maptelligent, Inc.

/s/ Joe Cosio-Barron
Name:	Joe Cosio-Barron
Title:	Chief Executive Officer, Director